BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Announcement to the Market

BRF S.A. (“BRF” or “Company”) (BM&FBovespa: BRFS3; NYSE: BRFS), pursuant to CVM Instruction n°358, of January 3, 2002 and in addition to the Announcements to the Market released on March 17 2017 and March 20, 2017, communicates, to its shareholders and to the market in general, that the following measures have been taken in an effort to clarify the facts around the recent events related to the Investigation “Weak Flesh.”

BRF has established a Quality Certification Group, to re-attest that the Company adheres to international food safety standards. This group will be advised by renowned professionals and companies in the area.

A Special Response Committee has also been formed and it will be led by Luiz Fernando Furlan, former State Minister for Development, Industry and Commerce of Brazil and BRF’s board member. The Special Response Committee will closely monitor the current situation of the Company and recommend solutions to the current challenges BRF faces.

The internal investigation of the facts mentioned above will be led by the Company’s Statutory Audit Committee, with a mandate to conduct an independent investigation with the collaboration of the Brazilian and international external counsels.

BRF does not concur with illicit conduct and categorically refutes any insinuation to the contrary. If anything unlawful is discovered as part of this ongoing investigation, BRF will take all necessary and appropriate action to address the situation.

São Paulo, March 24, 2017.

Pedro de Andrade Faria
Global Chief Executive and Investor Relations Officer